# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

# FORM C-AR

## UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

***Name of issuer***
The Franklin 107 East Park, LLC

***Legal status of issuer***

    ***Form***
    Limited Liability Company

    ***Jurisdiction of Incorporation/Organization***
    South Carolina

    ***Date of organization***
    October 21, 2022

***Physical address of issuer***
107 E Park Ave, Greenville, SC 29601

***Current number of employees***
0

|  | Most recent fiscal year-end | Prior fiscal year-end |
|---|---|---|
| **Total Assets** | $2,405,869.46 | $2,412,505.99 |
| **Cash & Cash Equivalents** | $2,651.07 | $6,083.80 |
| **Accounts Receivable** | 0 | 0 |
| **Short-term Debt** | $214,227.25 | $77,062.46 |
| **Long-term Debt** | $1,361,232.06 | $1,384,155.84 |
| **Revenues/Sales** | $19,560.25 | $350.00 |
| **Cost of Goods Sold** | 0 | $118,006.31 |
| **Taxes Paid** | $7,568.27 | 0 |
| **Net Income** | -120,877.54 | -$117,656.31 |

**March 4, 2026**

**FORM C-AR**

**The Franklin 107 East Park, LLC**



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by The Franklin 107 East Park, LLC, a South Carolina Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

**No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.franklinredev.corn/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.**

The date of this Form C-AR is March 4, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

*Forward Looking Statement Disclosure*

*This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.*

*The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.*

*Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.*

**About this Form C-AR**

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

**SUMMARY**

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

The Franklin 107 East Park, LLC (the "Company") is a South Carolina Limited Liability Company, formed on October 21, 2022.

The Company is located at 107 E Park Ave, Greenville, SC 29601.

The Company's website is https://www.franklinredev.corn/.

The information available on or through our website is not a part of this Form C-AR.

**The Business**

Revenue will be generated by office tenants' occupancy upon construction completion. The Company expects to lease half of the building (five offices totaling 1,144 rentable square feet) to Franklin Real Estate Development, LLC for $7,750 monthly/average $89 per square foot. The Company expects that the lease will be a gross lease and the term will be for ten years with annual increases of 3%. The Company has not entered into the lease yet, and the terms will depend upon the bank.

**RISK FACTORS**

**Risks Related to the Company's Business and Industry**

*Risks Related to the Company's Business and Industry*
Real Estate Operations Generally.

Investments in real estate generally are subject to various risks including: adverse changes in economic conditions; adverse local market conditions (such as an oversupply of space or a reduction in demand for space); zoning laws and other governmental rules; environmental claims; lack of marketability; and other factors beyond the control of the Manager. The status of the national economy, including substantial unemployment and concurrent inflation, could decrease rental rates and increase operating expenses, which, in turn, could substantially increase the risk of operating losses for the Company. The ability of the Company to realize a profit will depend in large part upon its ability to obtain a high level of occupancy. Adverse impacts on the investments may result from a number of factors, many of which cannot be controlled and which affect real estate generally, including changes in demographics, roadways and traffic patterns, increased real estate taxes and utilities, and increased operating and maintenance costs.

Property-Related Regulatory Risks. An investment in a Property is subject to various federal, state, and local laws and regulations, including building codes, regulations pertaining to fire safety, and handicapped access and other regulations which may be enacted from time to time. The Company's performance may be adversely affected by significant costs required to comply with any future changes in such regulations. Hospitality Real Estate Investments Risks. The Company's economic performance and value are subject to many risks, including the failure for any reason of the Property to generate revenues sufficient to meet its operating 22 expenses, including debt service, the Company's cash flow and ability to pay distributions to its equity holders, or even to meet its obligations to any lender. Local market conditions may also significantly affect rental rates, and the Property's operating performance. In any such case, the value of the Property, and thus of the Company, and the investor's investment may be adversely affected. Factors outside the Company's control that make the Company, Property, and the investor's investments susceptible to the risks applicable to owning real estate generally include:

• unfavorable trends in the national, regional or local economy, including changes in interest rates or the availability of financing as well as plant closings, industry slowdowns, a decline in household formation or employment (or lack of employment growth), conditions that could cause an increase in the operating expenses of the Company (such as increases in property taxes, utilities, compensation of on-site personnel and routine maintenance), and other factors affecting the local economy; • adverse changes in local real estate market conditions, such as a reduction in demand for (or an oversupply of) assets such as the Property or increased competition; • construction or physical defects in the Property that could affect its market value or cause the Company to make unexpected expenditures for repairs and maintenance; • adverse use of adjacent or neighboring real estate; • changes in real property tax rates and assessments, zoning laws or regulatory restrictions, including rent control or rent stabilization laws or other laws regulating similar property that could limit the Company's ability to increase rents or to sell a property; and • damage to or destruction of any of the buildings comprising the Property, or other catastrophic or uninsurable losses, which may thereafter be impossible to repair or replace due to changes in building, zoning or planned development uses that have come into effect. These factors, among others, may reduce the income or value of the Property and thus may have an adverse impact on the operations of that Property and the value of the investors' investments. Real estate is a long-term illiquid investment that may be difficult to sell in response to changing economic conditions. Real estate is generally a long-term investment that cannot be quickly converted to cash. Therefore, the ability to liquidate the Property promptly in response to economic or other conditions will be limited, which will affect the investors' investments.. Real estate investments are also subject to adverse changes in general economic conditions or local conditions that may reduce the demand for a Property. Due to these factors, forced liquidation or sale of the Property by the Company may cause the Property to be liquidated in poor market conditions and thus an investor's investment may be negatively impacted. In this regard, the Manager may desire to hold the Property for a longer time than you may desire.

General Risks Relating to Ownership and Operation of a Property. Certain expenditures associated with the Property will be fixed (principally mortgage payments, if any, real estate taxes, and maintenance costs) and will not necessarily decrease due to events adversely affecting the owner's income from the Property and the investors' investments. No assurance can be given that certain assumptions as to the future profits from the Property will be accurate, since such matters will depend on events and factors beyond the Company's control. These factors include, among others: 23 • adverse changes in local and national economic conditions; • changes in the financial condition of renters, buyers, and sellers of similar property; • changes in the availability of debt financing and refinancing; • changes in the relative popularity of the Property and in real estate as an investment class; • changes in interest rates, real estate taxes, and operating and other expenses; • changes in market capitalization rates; • changes in, and to the application and interpretation of, environmental laws and regulations, zoning laws and regulations, other governmental laws, and regulations and changes in fiscal policies; • changes in utility rates; • changes in market rates; • development and improvement of competitive properties; • ongoing development, capital improvement, and repair requirements; • risks and operating problems arising out of the presence of certain construction materials; • environmental claims arising in respect of real estate acquired with undisclosed or unknown environmental problems or as to which adequate reserves had not been established; • physical destruction and depreciation of equipment and property; • damage to and destruction of the Property, including uninsurable losses (such as damage from wild storms, earthquakes, hurricanes, or acts of terrorism); • acts of God; • changes in availability and cost of insurance; • unexpected construction costs; • increases in the costs of labor and materials; • material shortages; and • labor strikes. Competition from Other Properties. The Property will compete with comparable commercial office properties.. Competition in the identified target markets areas is significant and likely to increase during the anticipated investment term, and may affect the Property's vacancy levels, rental rates and operating expenses. Moreover, if development of properties similar to the Property by other operators were to increase, competition with the Property could intensify. Competition in the local market could decrease the Company's ability to rent office space or increase rents, cause an increase in operating expenses, make refinancing the bank loan more difficult or impossible, make a sale of the Property more difficult or less profitable, or otherwise make it difficult or impossible to operate the Property profitably. An investment in the Units is subject to the risk that the Property may not be able to attract or maintain a sufficient occupancy rate and/or average rental rate. Other properties may offer superior amenities, a superior location, perceived superior management or other advantages over the Property. The adverse impact of competition may be greater during times of local or general economic downturns. The general effect of such competition may be a decrease in the occupancy rate, a decrease in rental rates, or both, which in turn will mean a decrease in our revenues. Although we believe the Property will be well positioned to compete in its market, there are a number of existing competing properties, and others may be developed, in the Property's market area.

Risks of Distributions in Availability of Commercial Office Space at the Property. 24 The Company's business will be dependent on the availability of commercial office space at the Property. Any disruptions in the availability of office space at the Property, including, without limitation, as a result of adverse weather conditions, floods, earthquakes, older natural disasters, strikes, wars, terrorism, human error or malfeasance or other reasons, could have a material adverse effect on Property business, results of operations or financial condition. Potential Environmental Liabilities.. Under various federal, state and local laws, ordinances and regulations, an owner or operator of real property may be liable for the costs of removal or remediation of certain hazardous or toxic substances on or in such property. Such enactments often impose such liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. The cost of any required remediation and the owner's or operator's liability therefore as to any property is generally not limited under such enactments and could exceed the value of the property or the aggregate assets of the owner. The presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner's ability to sell such property or to borrow using such property as collateral. Costs associated with complying with the Americans with Disabilities Act. The Company's properties may be subject to the Americans with Disabilities Act of 1990, as amended (ADA). Under the ADA, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The ADA has separate compliance requirements for "public accommodations" and "commercial facilities" that generally require that buildings and services be made accessible and available to people with disabilities. The ADA's requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. Any funds used for ADA compliance will reduce the Company's net income and the amount of cash available for distributions to the Company's investors. Leverage. The Property will be leveraged and subject to substantial mortgage indebtedness. As a result of such leveraged position, an increase in the value of the investments could result in substantial benefits to the Company, upon resale of the investments. Conversely, a decrease in the value of the Property could result in the Company being unable to sell the Property for a price sufficient to return to the Members their investment in the Company. Access to Necessary Debt Funding. Debt financing will be needed in addition to equity in this project. There is risk to not being able to obtain the necessary bank capital or receiving terms that are not favorable for the project. Risks include but are not limited to the interest rate, loan-to-cost requirements, guarantee requirements of Kurt Wallenborn and potentially other guarantors, the amortization schedule, and the term. Risk of Foreclosure. 25 It is contemplated that the gross revenues to be derived from the operation of the Property will be sufficient to cover the expenses of maintaining and operating the Property, including servicing any applicable debt financing. However, no assurance exists that such gross revenues will always be sufficient to cover such expenses. Failure by the revenues generated by the Property to meet the obligations under any applicable debt financing could result in loss of the Property through foreclosure and, thus, the investors losing their investment. Moreover, many forms of debt financing will have terms that will require a substantial 'balloon payment" at maturity. It is anticipated that the Property will be sold or refinanced at or prior to the time of the maturity. The ability to repay any debt financing will be dependent upon the ability to sell the Property for more than the balloon amount or to obtain adequate refinancing at the respective due date. Failure to sell the Property or to obtain the necessary refinancing when needed could result in a foreclosure of the investments. Rising Interest Rates. It is possible: interest rates will change during the time of the Company's ownership of the Property. The changes in interest rates could have unforeseen and potentially negative impacts on the returns of the Company. Accordingly, increases in interest rates would increase the :interest costs of the Company's :investment, which could materially and adversely affect the results of operations and ability to pay amounts due on the outstanding debt. Renovation Risks. The Company intends to perform renovations in some form on the Property. Renovation costs may exceed original estimates due to events beyond the control of the Company's development partners, including: • increased costs for or any unavailability of materials or labor; • building restrictions; • environmental impact studies by the government; • weather delays; • increased interest costs due to rising interest rates; and • any financial instability of the developer or any contractor. The Company may also be unable to complete renovations on schedule, which could result in increased debt service expense or construction costs and loss of rents until the applicable property is ready for occupancy. Additionally, the time required to recoup renovation costs and to realize a return, if any, on those costs could be prolonged and delayed. Additionally, the Property could have unforeseen maintenance issues or require updates or renovations that are not currently contemplated. Accordingly, the ability of the Property to generate returns could be negatively impacted if the Company is forced to spend unexpected capital to address unforeseen issues with the Property. Losses from Natural Catastrophes. 26 The Property will be covered by insurance believed to be customary in amount and type for real property assets. Some losses of a catastrophic nature, such as losses from floods or high winds, may be subject to limitations. The properties in which the Company may invest may not be able to maintain :insurance at a reasonable cost or in sufficient amounts to protect against all potential losses. Further, insurance costs could increase in future periods. If the Property suffers a substantial loss, insurance coverage may not be sufficient to pay the full current market value of the lost: investment Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it impractical to use insurance proceeds to replace a damaged or destroyed property. COVID-19 Related Losses. The COVID-19 pandemic has had, and may continue to have, certain negative: impacts on the business and operations of the Property. The pandemic has significantly impacted worldwide economic conditions. In response to the COVID-19 pandemic, government authorities took measures to limit the spread of the outbreak, :including mandatory business closures, travel restrictions, quarantines, declarations of states of emergency, "stay-at-home" or "shelter-in place" orders and social distancing protocols, in addition to seeking voluntary facility closures and other restrictions.. Similar measures could materially adversely affect the Company's future ability, and the Property's future ability, to adequately staff, manage and maintain its and their respective businesses. Furthermore, the Company's future investment performance and the Property's results of operations, cash-flows and liquidity could be adversely impacted by COVID-19 or a similar pandemic. The severity of the potential impact of the COVID-19 or other pandemic on the Company and the Property may depend on a number of factors, including, but not limited to, the duration, spread, severity and impact of the pandemic, the remedial actions and stimulus measures adopted by local and federal governments, and the extent to which normal economic and operating conditions can resume, all of which are uncertain and cannot be predicted. The inherent uncertainty surrounding COVID-19, due in part to rapidly changing governmental directives, public health challenges and progress, and market reactions thereto, also makes it more challenging for the Manager to estimate the potential impact and the future performance of the Company and the Property. Accordingly, any potential negative financial impact to the Company or the Property cannot be reasonably estimated at this time, but could be material and last for an extended period of time. War in Ukraine. In February 2022, Russia invaded and attacked Ukraine. As a result, the United States and numerous other countries have imposed sanctions on Russia and Belarus. It is unclear at this point whether this war will be isolated to Ukraine or whether the United States or other countries will become involved. It is also unclear what impact the sanctions and the war itself will have on the United States economy. The effect of war and related events, including those described above and those not yet known or knowable, could have a negative effect on the business prospects, financial condition and results of operations of the Company, including as a result of market volatility, market downturns, changes in consumer behavior, business closures, and business interruption. Given the ongoing and dynamic nature of the circumstances, it is not possible to predict the ultimate impact of the war on the business prospects, financial condition, or results of operations of the Company. 27 Impact of Government Regulations on the Property. Government authorities at all levels are actively involved in the regulation of land use and zoning, environmental protection and safety and other matters affecting the ownership, rental rates, use and operation of real property. Regulations may be promulgated that could restrict or curtail certain usages of existing structures, or require that such structures be renovated or altered in some manner. The promulgation and enforcement of such regulations could increase expenses, and lower the income or rate of return, as well as adversely affect the value of any aspect of the Property. Operators are also subject to laws governing their relationship with employees, including minimum wage requirements, overtime, working conditions and work permit requirements. Compliance with, or changes in, these laws could reduce the revenue and profitability of the Company. Additionally, the Property may be subject to takings or eminent domain by the government. Any such exercise of eminent domain would allow the Company to recover only the fair value of the Property.. "Fair value" could be substantially less than the real market value of the Company's internal assessment of value of the Property for a number of years, and the Company could effectively have no profit potential from the Property acquired by the government through eminent domain. Risks and Conflicts of Interest Relating to the Company's

Operations No Assurance of Profit, Cash Distributions, Appreciation, or Rate of Return. The Company has no previous operating history and will be entirely dependent upon the Manager. While the Manager intends to make investments that have estimated returns commensurate with the risks undertaken, there can be no assurance of success. There can be no assurance that (i) investments by the Company will achieve returns comparable to those achieved in the transactions undertaken previously by the principals or their affiliates; (ii) the Company will achieve its targeted returns; or (iii) an investment, once made, will be profitable or that a Member's interest in such investment will have economic value. Historical returns achieved by affiliates of the Manager are not predictions of future performance. In addition, there can be no assurance that investments will generate cash flow available for distribution to Members or that the Manager will be able to liquidate the Company's investments on favorable terms. No Relation to Other Investment Results. The prior investment results of the Manager, the principal, or their respective affiliates, including investment results achieved with their prior firms or any other person or entity described in this Form C, are provided for illustrative purposes only and are not indicative of the future investment results of the Company. There can be no assurance that the investment of the Company will perform as well as the past investments described in this Form C or that the Company will be able to avoid losses. While the Manager intends for the Company to make an investment that has estimated returns commensurate with the risks undertaken, there can be no assurance that the estimated target return will be achieved. On any given investment, loss of principal is possible. Reliance Upon the Manager and the Principals. Purchasers of Units do not and will not participate in the investment decision-making process and the success or failure of the Company is dependent entirely upon the Manager's and 28 the principal's ability to manage the investment. There is only one principal and if that principal were to become unavailable for any reason, the Manager and, therefore, the Company would be adversely affected. In addition, the Company's performance depends, in part, on the Manager's ability to attract and retain key personnel and the continued contributions of the principal and other executive officers and other key personnel of the Manager, each of whom would be difficult to replace. Management Control of the Manager. The Members will have no control over the management of the business activities or affairs of the Company, all of which will be left to the discretion of the Manager. Certain individuals affiliated with the Manager have primary responsibility for the management of the Company's business. If these individuals should cease to participate in the management of the Company for any reason, the Company's business could be adversely affected. Non-Diversified Investment Strategy. The Company's investment program is considered to be speculative and entails substantial risks. The Company will invest all of its available capital in the Property and thus will not be diversified. The Company would effectively make only one investment. Because the Company is not diversifying its portfolio with various investments, the Company will have no ability to shield its investment from losses. No assurance can be given that the Company's investments will generate any income or appreciate in value. There can be no assurance that the Company's investments will not decrease in value. Asset Valuations. With certain limited exceptions, valuations of current income and disposition proceeds with respect to financings and investments by the Company will be determined by the Manager and will be final and conclusive with respect to all Members. Lack of Audits. The Company does not currently intend to furnish Members with audited financial statements in conformity with U.S. generally accepted accounting principles. Tims, the Company's books and records will not be reviewed and/or audited by a third party auditor and audited financial statements will not be available to the Company's Members. Further, the reports and other information provided for herein may, in certain instances, be derived from numerous sources and may involve the integration of financial and other information that are prepared based upon different timetables and accounting conventions, and, therefore, the Manager's ability to prepare and distribute certain of the reports and other information provided for herein is dependent upon the timely receipt of such information and the Manager's ability to integrate the underlying reports and information in a timely manner. The Members are also advised that the reports and other information provided for herein may consequently be inaccurate, including because the sources of such information may themselves be inaccurate.

Delayed Tax Report Information. The Company may not be able to provide final Schedule K-ls to Members for any given fiscal year until after April 15 of the following year. The Manager will use commercially reasonable efforts to provide Members with final Schedule K-ls or with estimates of the taxable 29 income or loss allocated to their investment in the Company on or before such date, but final Schedule K-ls may not be available until the Company has received tax reporting information from the Property necessary to prepare final Schedule K-ls. Members may be required to obtain extensions of the filing dates for their federal, state and local income tax returns. Each prospective investor should consult with its own adviser as to the advisability and tax consequences of an investment in the Company. Absence of Recourse. The governing documents of the Company limit the circumstances under which the Manager and its affiliates, officers, directors, partners, employees, members or other agents, can be held liable to the Company. Further, the Manager may, in its sole discretion, advance to the Manager, a principal or any other indemnitee reasonable attorneys' fees and other costs and expenses incurred in connection with the defense of any and all actual or threatened claims, demands, actions, suits, or proceedings which arise out of such conduct prior to the final disposition of such claim, demand, action, suit, or proceeding; provided, however, that all such advances will be promptly repaid if it is subsequently finally determined in a judicial proceeding or binding arbitration that the indemnitee receiving such advance was not entitled to indemnification hereunder. Other than as set forth herein in respect of the guarantees, any such indemnity shall be paid from, and only to the extent of, Company assets, and no Member shall have any personal liability on account thereof. Finally, the Members do not have the ability to remove the Manager except for cause, which is narrowly defined. As a result, Members may have a more limited right of action in certain cases than they would have in the absence of such limitations. Conflicts with other Activities. Affiliates of the Manager and the principals are engaged in a variety of activities within the real estate industry. These affiliates may engage in activities, in the ordinary course of their respective businesses, which may conflict with the interests of the Company. Other Responsibilities of the Principal. The principal will continue to conduct certain activities on behalf of the Manager or its affiliates. These other activities could potentially interfere with his responsibilities to the Manager or the Company. Absence of Regulatory Oversight. The Company does not intend to register as an investment company under the U.S. Investment Company Act of 1940, as amended (in reliance upon the Section 3(c)(l) exemption available to privately offered investment companies and/or any other exemption available to the Company), and, accordingly, the provisions of that Act (which, among other matters, require investment companies to have a majority of disinterested directors, require financial instruments held in custody to at all times be individually segregated from the financial instruments of any other person and marked to clearly identify such financial instruments as the property of such investment company and regulate the relationship between the adviser and the investment company) will not be applicable, nor will any equivalent or similar such securities laws .in any other jurisdiction apply. The Manager is not currently registered as an investment adviser under the Investment Advisers Act of 1940, as amended or with any State regulatory authorities. 30 Risks Relating to Investing in Units in the Company Members' Investments in the Company Will Be Illiquid and Long Term. There is not and will not be any public market for the Units, and the Units will not be registered under the Securities Act of 1933, as amended, or any state securities law and will be restricted as to transfer by law and the terms of the Operating Agreement. Members will not be entitled to withdraw from the Company. Therefore, it should be anticipated that a Member will be required to bear the economic risk of its investment for an indefinite period of time. The Manager can sell the Property at any time in its discretion. The Manager can sell the Property at any time and to any party in its complete and absolute discretion. The Manager may elect to sell the Property to itself or an affiliate of the Manager or may elect to sell to a third-party buyer. In the event the Manager elects to sell the Property to itself, it will be at a value determined by an independent third-party appraiser. Members will not have any role in determining the decision to sell the Property, timing of the sale of the Property or the buyer of the Property. Absence of SEC and Applicable State Securities Commission Reviews. Since this Offering is a private offering and is not registered under the Securities Act or under applicable state securities or "blue sky" laws, this Form C has not been reviewed by the SEC or by the equivalent agency of any state or governmental entity. Review by any such agency might result

in additional disclosures or substantially different disclosures from those actually included in this Form C. Risk of Tax Law Changes.. Congress has considered proposed amendments to the tax laws that potentially could have a negative impact on the Manager and, possibly, other Members in private investment funds such as the Company. Such changes (or older tax law changes) could directly or indirectly reduce an investor's after-tax return from an investment in the Company. It is impossible to predict whether any such legislative changes will be enacted or, if they are enacted, whether they would have a significant effect on investors in the Company.

Tax Credit Risk The Manager intends to cause the Company to apply for historic tax credits for the rehabilitation of the Property. There is no guarantee that the Company is successful in obtaining those tax credits. Federal Income Tax Risks. Investments in the Company entail certain tax risks, including: (i) the generation by the Company of unrelated business taxable income for any tax exempt entity that purchases Units; (ii) the treatment of the Company as engaged in a trade or business in the United States, causing certain foreign investors to be subject to U.S. federal income tax at graduated rates on their share of the Company's income; (ill) the possibility that certain deductions claimed by the Company 31 may be disallowed and that any audit of the Company's tax returns may result in an adjustment to or an audit of a Member's return; (iv) the possibility that the Company may have taxable income allocable to Members in an amount greater than the cash available for distribution, including tax distributions; and (v) the possibility that future legislative or administrative or judicial interpretations of current law or future legislation will change the tax treatment of Members described herein. Potential Members should carefully review the risks contained herein and consult with their own tax advisors regarding the tax impact of an investment in the Company.. NO RULINGS HAVE BEEN REQUESTED FROM THE INTERNAL REVENUE SERVICE WITH RESPECT TO ANY OF THE TAX MATTERS DESCRIBED HEREIN AND NONE V\TILL BE REQUESTED. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN ADVISORS WITH RESPECT TO THE FEDERAL, STATE AND LOCAL TAX CONSEQUENCES OF ITS PARTICIPATION AS A MEMBER IN THE COMPANY.

General Risks

General Risks Uncertainty of Future Results. This Form C or other information provided to Members may contain certain financial projections, estimates and other forward-looking information. This information was prepared by the Manager based on its experience in the industry and on assumptions of fact and opinion as to future events which the Manager believed to be reasonable when made. There can be no assurance, however, the assumptions made are accurate, that the financial and other results projected or estimated will be achieved or that similar results will be attainable by the Company. Prior investment returns are not indicative of future success.. Projections. Projected results of the Property are only estimates of future results that are based upon assumptions made at the time the projections are developed. Although the Manager believes the estimates and assumptions to be reasonable, some or even all of the estimates or assumptions may prove to be inaccurate. Undoubtedly, there will be differences between projected and actual results because events and circumstances frequently do not occur as expected, and those differences may be material and adverse. Also, general economic factors, which are not predictable, can have a material effect on the reliability of projections. Cautionary Statements Regarding Forward-Looking Statements. Certain statements in this Form C constitute "forward-looking statements." Such forward-looking statements, including the intended actions and performance objectives of the Company, involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. All forward-looking statements in this Form C speak only as of the date hereof. The Company and the Manager expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in its expectation with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Counsel to the Company Does Not Represent Members. 32 The Manager has retained legal counsel ("Counsel") in connection with the formation of the Company and may retain Counsel as legal counsel in connection with the management and operation of the Company. Counsel will not represent any Member or prospective Member of the Company. Counsel has not passed upon the adequacy of this Form C or the fairness of the disclosure herein. Any Member or prospective Member must retain its own independent counsel with respect to the formation of the Company and any and all matters described above. Other Funds Established by the Manager and Its Affiliates. Neither the Manager nor its respective Affiliates are restricted from forming additional funds, entering into other manager relationships or engaging in other business activities, even though such activities may be in competition with the Company and/or may involve substantial time and resources of the Manager. The Manager and/or its respective Affiliates may establish funds which compete with the Company for acquisition and development or improvement of property investments to the extent they share similar investment objectives and policies. Moreover, the Manager and its respective Affiliates may be engaged with, or by, other asset managers who may be involved in procuring property investments in competition with the Company. Accordingly, the Manager and its Affiliates may face conflicts of interest in connection with the allocation and improvement of investment opportunities and resources among the Company and these other existing or future investment funds. Where a conflict arises the Manager will, to the extent possible, endeavor to ensure that it is resolved fairly. Diverse Interests of Investors. Members are expected to include taxable and tax-exempt entities and may include persons or entities organized in various jurisdictions. As a result, conflicts of interest may arise in connection with decisions made by or on behalf of the Company that may be more beneficial for one type of Member than for another type of Member. Member Due Diligence. The Manager will make available, prior to the Closing of its Offering, to each prospective investor the opportunity to ask questions of, and receive answers from, a representative of the Manager concerning the terms and conditions of this Offering and to obtain any additional information if the Manager possesses such information, or can acquire it without unreasonable effort or expense, necessary to verify the accuracy of the information set forth herein. Due to the fact that different potential investors may ask different questions and request different information, the Manager may provide certain information to one or more prospective investors that it does not provide to all of the prospective investors. None of the answers or additional information provided are or will be integrated into this Form C, and no prospective investor may rely on any such answers or information in making its decision to subscribe for Units. Side Letters. Certain Members may subscribe for Units on different terms than those described herein and enter into side letters with the Company and/or the Manager in connection therewith, including, without limitation, with respect to fees, distributions, liquidity or depth of information provided to such investors. Any rights established, or any terms of the Operating Agreement altered or supplemented, in a side letter with a Member will, as between the Manager and such Member, govern with respect to such Member, notwithstanding any other provision of the 33 Operating Agreement (each, a "Side Letter"). The Manager will not be required to notify any or all of the other Members of any such Side Letters or any of the rights and/or terms or provisions thereof, nor will the Manager be required to offer such additional and/or different rights and/or terms to any or all of the other Members. The Manager may enter into such Side Letters with any party as the Manager may determine in its sole discretion at any time. The other Members will have no recourse against the Company, the Manager, and/or any of their affiliates in the event that certain Members receive additional and/or different rights and/or terms as a result of such Side Letters.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

## BUSINESS

### Description of the Business

Revenue will be generated by office tenants' occupancy upon construction completion. The Company expects to lease half of the building (five offices totaling 1,144 rentable square feet) to Franklin Real Estate Development, LLC for $7,750 monthly/average $89 per square foot. The Company expects that the lease will be a gross lease and the term will be for ten years with annual increases of 3%. The Company has not entered into the lease yet, and the terms will depend upon the bank.

### Business Plan

Listed on the National Register of Historic Places, the project will undergo a full-scale restoration, renovation, and addition per the National Park Service's standards. The Sponsor is in the process of securing Federal and State historic tax credits for the project. An addition will be constructed to accommodate a break room, additional private offices, and ADA-accessible restrooms. Offices will be leased individually, with all expenses and amenities included in the rent. Each office will be acoustically insulated to provide privacy. The plan is to do the project in Q4 2022. Existing Leases will remain in place until tenants are relocated; upon which the redevelopment of the property will commence. The goal is to complete construction within 7 months after construction starts. Marketing is focused on professionals with established businesses that need private, high-end office space and require a downtown location. Gross Rents will start at $1,200 monthly and up to $2,000 monthly for larger offices. As part of the financing of this project, the Company intends to lease 50% of the Property to Franklin Real Estate Development, LLC. The Company is also in discussion with multiple tenants for the offices and intends to lease promptly.

## DIRECTORS, OFFICERS AND EMPLOYEES

### Directors or Managers

The directors or managers of the managing entity are listed below along with all positions and offices held at the managing entity and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

*Name*

Kurt Wallenborn

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***

Nov 2019 - Present: Owner/Principal, Franklin Real Estate Development - Greenville, SC Franklin Real Estate Development was created to provide solutions to complex real estate developments by planning, organizing, and implementing the strategy to create the highest quality properties for owners, investors, companies, and communities. The company provides real estate/development consulting, development, and asset management services.

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***

Sep 2018 - Nov 2019: Development Manager, Centennial American Properties - Greenville, SC Kurt was responsible for managing and coordinating a large-scale, national self-storage development platform. Experience and function included: Managed development process and schedules with internal and external project management programs, coordinated with internal team and joint venture partner in managing timelines and deadlines for development projects, conducted market research for target markets and performed site selection within specified markets, and negotiated contracts, letter of intents and other legal documents.

*Education*

Clemson University Master of Real Estate Development (MRED) 2016-2017 Virginia Commonwealth University Real Estate, Business 2009 - 2012

*Indemnification*

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to South Carolina law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

**Employees**

The Company currently has 0 employees

**CAPITALIZATION AND OWNERSHIP**

**Capitalization**

The Company has issued the following outstanding Securities:

| | |
|---|---|
| **Type of security** | LLC/Membership Interests |
| **Amount outstanding** | 99,288 |
| **Voting Rights** | There are voting rights. |
| **Anti-Dilution Rights** | None |
| **How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF** | This is the same security being offered in the offering. |
| **Other Material Terms or information.** | |

| | |
|---|---|
| **Type of security** | LLC/Membership Interests |
| **Amount outstanding** | 0 |
| **Voting Rights** | There are voting rights. |
| **Anti-Dilution Rights** | None |
| **How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF** | |
| **Other Material Terms or information.** | |

The Company has the following debt outstanding:

| | |
|---|---|
| **Type of debt** | Bank loan |
| **Name of creditor** | United Community Bank |
| **Amount outstanding** | $1,395,000 |
| **Interest rate and payment schedule** | $5.99% |
| **Amortization schedule** | |
| **Describe any collateral or security** | |
| **Maturity date** | |
| **Other material terms** | |

The total amount of outstanding debt of the company is $1,395,000.00.

The Company has conducted the following prior Securities offerings in the past three years:

| Security Type | Number Sold | Money Raised | Use of Proceeds | Offering Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|
| LLC/Membership Interests | 1,068,944 | $1,068,944.00 | Intermediary Fees, Acquisition of property, Professional Fees, Renovations | November 18, 2022 | Regulation CF |

**Ownership**

The company is owned by Kurt Wallenborn.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Percentage Owned |
|---|---|
| Kurt Wallenborn | 100.0% |

**FINANCIAL INFORMATION**

**Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.**

**Operations**

Operations The redevelopment of this project was completed on December 28, 2023. The Company is currently focused on the lease-up of this project. Lease-up is the biggest challenge to this project. The Company has employed a broker and marketing to assist in the continued lease-up of the building. The project is still in lease-up and experienced a loss this year. Profitability will improve as more leases are signed. Management continues to focus on the project's lease-up and has a broker and marketing plan in place to help achieve this goal. Management intends to improve profitability by executing additional leases. Management continues to invest in marketing the property for professionals and executives. Liquidity and Capital Resources On November 18, 2022 the Company conducted an offering pursuant to Regulation CF and raised $1,068,944.00.

Management will continue to invest in marketing and continue to engage the real estate broker to secure more leases. Management's goal remains a full lease-up of the building and by engaging the real estate broker, Management will continue to pursue leads until a full occupancy is achieved.

## Liquidity and Capital Resources

On November 18, 2022 the Company conducted an offering pursuant to Regulation CF and raised $1,068,944.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

## Capital Expenditures and Other Obligations

## Material Changes and Other Information

## Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

## Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

## TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

## Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

**Conflicts of Interest**

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Kurt Wallenborn
(Signature)

Kurt Wallenborn
(Name)

Owner/Principal
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

***Instructions.***

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

**EXHIBITS**

Exhibit A       Financial Statements

# The Franklin 107 East Park

## Profit and Loss

### January - December 2024

|  | TOTAL |
|---|---|
| **Income** | |
| Hall Trial Lawyers (Rent) | 0.00 |
| Virtual Office Lease | 350.00 |
| **Total Income** | **$350.00** |
| GROSS PROFIT | **$350.00** |
| **Expenses** | |
| Advertising & marketing | 1,629.92 |
| Business licenses | 70.00 |
| Commissions & fees | 3,000.00 |
| General business expenses | |
| Bank fees & service charges | 339.67 |
| **Total General business expenses** | **339.67** |
| Interest paid | 85,288.88 |
| Legal & accounting services | 1,833.05 |
| Office expenses | |
| Software & apps | 539.20 |
| **Total Office expenses** | **539.20** |
| Repairs & maintenance | 13,345.98 |
| Supplies | 3,426.58 |
| Utilities | 622.24 |
| Disposal & waste fees | 268.80 |
| Electricity | 2,250.21 |
| Heating & cooling | 138.65 |
| Internet & TV services | 4,491.00 |
| Water & sewer | 762.13 |
| **Total Utilities** | **8,533.03** |
| **Total Expenses** | **$118,006.31** |
| NET OPERATING INCOME | **$ -117,656.31** |
| NET INCOME | **$ -117,656.31** |

# The Franklin 107 East Park

## Balance Sheet

### As of December 31, 2024

|  | TOTAL |
|---|---|
| **ASSETS** |  |
|   Current Assets |  |
|   Bank Accounts |  |
|     Business ValuPack Checking (4659) - 1 | 0.00 |
|     The Franklin Operating Account (7701) - 2 | 6,083.80 |
|   **Total Bank Accounts** | **$6,083.80** |
|   **Total Current Assets** | **$6,083.80** |
|   Fixed Assets |  |
|   Land | 683,106.70 |
|   WIP |  |
|     Architect & Engineer | 47,762.50 |
|     Builders Risk Insurance | 20,019.16 |
|     Carried Interest | 9,741.03 |
|     Construction Costs outside of GC | 78,708.44 |
|     Construction Mgmt Fee | 86,877.00 |
|     Consultants/Tax Credit Fees | 85,968.58 |
|     Data/IT/Access Control | 30,544.67 |
|     Development Fee | 86,877.00 |
|     Environmental | 14,478.75 |
|     FF&E | 46,581.91 |
|     Hard Costs Construction | 1,143,617.00 |
|     Inspection Reports | 3,000.00 |
|     Landscaping | 3,800.00 |
|     Legal & Accounting | 9,689.40 |
|     Marketing | 5,944.04 |
|     Miscellaneous | 2,108.16 |
|     Permits/Bonds/Fees | 4,448.00 |
|     Preopening Taxes, Ins & Utilities | 13,843.25 |
|     Signage | 8,892.60 |
|     Title Policy and Closing Costs | 20,414.00 |
|   **Total WIP** | **1,723,315.49** |
|   **Total Fixed Assets** | **$2,406,422.19** |
| **TOTAL ASSETS** | **$2,412,505.99** |

# The Franklin 107 East Park

## Balance Sheet

### As of December 31, 2024

|  | TOTAL |
|---|---|
| **LIABILITIES AND EQUITY** | |
| Liabilities | |
| Current Liabilities | |
| Accounts Payable | |
| Accounts Payable (A/P) | 3,953.80 |
| **Total Accounts Payable** | **$3,953.80** |
| Other Current Liabilities | |
| Due to FRED | 71,458.66 |
| Security Deposit | 1,650.00 |
| **Total Other Current Liabilities** | **$73,108.66** |
| **Total Current Liabilities** | **$77,062.46** |
| Long-Term Liabilities | |
| UCB Loan | 1,384,155.84 |
| **Total Long-Term Liabilities** | **$1,384,155.84** |
| **Total Liabilities** | **$1,461,218.30** |
| Equity | |
| Partner investments | |
| Barb Turner | 10,000.00 |
| Brent Hillabrand | 100,000.00 |
| Carolina Van Hook | 20,000.00 |
| Chetan Patel | 50,000.00 |
| Christopher Mahr | 75,000.00 |
| Colin Webb | 15,000.00 |
| David Whaley | 100,000.00 |
| Edward Patterson | 10,000.00 |
| Erik Mizell | 5,000.00 |
| ETS Properties LLC | 30,000.00 |
| Ike Stewart | 75,000.00 |
| Jaclyn Soladay | 2,500.00 |
| James Cameron | 40,000.00 |
| Jesse Smith | 20,000.00 |
| Jonathan McAdams | 4,000.00 |
| Josephy Muldrow | 2,500.00 |
| Karen Wolin | 2,500.00 |
| Kendall King | 2,500.00 |
| Kurt Wallenborn | 99,288.00 |
| Kylie Felker | 7,500.00 |
| Lisa Dayhuff | 50,000.00 |
| Lucas Selvidge | 4,041.00 |
| Michael Hyer | 5,000.00 |
| Paul Foster | 25,000.00 |
| Randall Baughman Jr | 5,000.00 |

|  | TOTAL |
|---|---|
| Robert Benedict | 125,102.00 |
| Robert Victor | 15,000.00 |
| Samuel Broyles | 5,000.00 |
| Stephen Stokes | 5,000.00 |
| Thomas Byers | 20,000.00 |
| Trevor Perfect | 100,000.00 |
| Vicinity Capital | 19,013.00 |
| William Ward | 20,000.00 |
| **Total Partner investments** | **1,068,944.00** |
| Retained Earnings | |
| Net Income | -117,656.31 |
| **Total Equity** | **$951,287.69** |
| **TOTAL LIABILITIES AND EQUITY** | **$2,412,505.99** |

# Balance Sheet

## The Franklin 107 East Park

### As of December 31, 2025

| DISTRIBUTION ACCOUNT | TOTAL |
|---|---:|
| Assets | |
| Current Assets | |
| Bank Accounts | |
| Business ValuPack Checking (4659) - 1 | 0.00 |
| The Franklin Operating Account (7701) - 2 | 2,651.07 |
| **Total for Bank Accounts** | **$2,651.07** |
| **Total for Current Assets** | **$2,651.07** |
| Fixed Assets | |
| Land | 683,106.70 |
| WIP | |
| Architect & Engineer | 47,762.50 |
| Builders Risk Insurance | 20,019.16 |
| Carried Interest | 9,741.03 |
| Construction Costs outside of GC | 78,708.44 |
| Construction Mgmt Fee | 86,877.00 |
| Consultants/Tax Credit Fees | 85,968.58 |
| Data/IT/Access Control | 30,544.67 |
| Development Fee | 86,877.00 |
| Environmental | 14,478.75 |
| FF&E | 46,581.91 |
| Hard Costs Construction | 1,143,617.00 |
| Inspection Reports | 3,000.00 |
| Landscaping | 3,800.00 |
| Legal & Accounting | 9,689.40 |
| Marketing | 6,694.04 |
| Miscellaneous | 2,108.16 |
| Permits/Bonds/Fees | 4,448.00 |
| Preopening Taxes, Ins & Utilities | 13,843.25 |
| Signage | 4,938.80 |
| Title Policy and Closing Costs | 20,414.00 |
| **Total for WIP** | **$1,720,111.69** |
| **Total for Fixed Assets** | **$2,403,218.39** |
| **Total for Assets** | **$2,405,869.46** |

# Balance Sheet

## The Franklin 107 East Park

### As of December 31, 2025

| DISTRIBUTION ACCOUNT | TOTAL |
|---|---:|
| Liabilities and Equity | |
|   Liabilities | |
|   Current Liabilities | |
|   Accounts Payable | |
|    Accounts Payable (A/P) | 0.00 |
|   **Total for Accounts Payable** | **$0.00** |
|   Other Current Liabilities | |
|    Due to FRED | 210,702.25 |
|    Security Deposit | 3,525.00 |
|   **Total for Other Current Liabilities** | **$214,227.25** |
|   **Total for Current Liabilities** | **$214,227.25** |
|   Long-term Liabilities | |
|    UCB Loan | 1,361,232.06 |
|   **Total for Long-term Liabilities** | **$1,361,232.06** |
|   **Total for Liabilities** | **$1,575,459.31** |
|   Equity | |
|   Partner investments | |
|   Barb Turner | 10,000.00 |
|   Brent Hillabrand | 100,000.00 |
|   Carolina Van Hook | 20,000.00 |
|   Chetan Patel | 50,000.00 |
|   Christopher Mahr | 75,000.00 |
|   Colin Webb | 15,000.00 |
|   David Whaley | 100,000.00 |
|   Edward Patterson | 10,000.00 |
|   Erik Mizell | 5,000.00 |
|   ETS Properties LLC | 30,000.00 |
|   Ike Stewart | 75,000.00 |
|   Jaclyn Soladay | 2,500.00 |
|   James Cameron | 40,000.00 |
|   Jesse Smith | 20,000.00 |
|   Jonathan McAdams | 4,000.00 |
|   Josephy Muldrow | 2,500.00 |
|   Karen Wolin | 2,500.00 |
|   Kendall King | 2,500.00 |
|   Kurt Wallenborn | 99,288.00 |
|   Kylie Felker | 7,500.00 |
|   Lisa Dayhuff | 50,000.00 |
|   Lucas Selvidge | 4,041.00 |
|   Michael Hyer | 5,000.00 |
|   Paul Foster | 25,000.00 |

# Balance Sheet

## The Franklin 107 East Park

### As of December 31, 2025

| DISTRIBUTION ACCOUNT | TOTAL |
|---|---:|
| Randall Baughman Jr | 5,000.00 |
| Robert Benedict | 125,102.00 |
| Robert Victor | 15,000.00 |
| Samuel Broyles | 5,000.00 |
| Stephen Stokes | 5,000.00 |
| Thomas Byers | 20,000.00 |
| Trevor Perfect | 100,000.00 |
| Vicinity Capital | 19,013.00 |
| William Ward | 20,000.00 |
| **Total for Partner investments** | **$1,068,944.00** |
| Retained Earnings | -117,656.31 |
| Net Income | -120,877.54 |
| **Total for Equity** | **$830,410.15** |
| **Total for Liabilities and Equity** | **$2,405,869.46** |

# Profit and Loss

## The Franklin 107 East Park

### January-December, 2025

| DISTRIBUTION ACCOUNT | TOTAL |
|---|---|
| **Income** | |
| FRED Rent | 7,500.00 |
| Hall Trial Lawyers (Rent) | 5,793.75 |
| Timmons Brogdon Law (Rent) | 5,716.50 |
| Virtual Office Lease | 550.00 |
| **Total for Income** | **$19,560.25** |
| **Gross Profit** | **$19,560.25** |
| **Expenses** | |
| Advertising & marketing | 2,515.45 |
| Commissions & fees | 3,600.00 |
| General business expenses | |
| Bank fees & service charges | 234.00 |
| **Total for General business expenses** | **$234.00** |
| Insurance | |
| Property insurance | 2,652.08 |
| **Total for Insurance** | **$2,652.08** |
| Interest paid | 84,829.98 |
| Legal & accounting services | 3,347.50 |
| Office expenses | |
| Software & apps | 400.68 |
| **Total for Office expenses** | **$400.68** |
| Repairs & maintenance | 21,404.42 |
| Supplies | 3,626.95 |
| Taxes paid | |
| Property taxes | 7,568.27 |
| **Total for Taxes paid** | **$7,568.27** |
| Utilities | $1,901.28 |
| Disposal & waste fees | 299.00 |
| Electricity | 2,070.18 |
| Internet & TV services | 5,988.00 |
| **Total for Utilities** | **$10,258.46** |
| **Total for Expenses** | **$140,437.79** |
| **Net Operating Income** | **-$120,877.54** |
| **Net Other Income** | |
| **Net Income** | **-$120,877.54** |